EXHIBIT 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE

Contact:	Yvonne “Rie” Atkinson
410-768-8857 (office)
ratkinson@bogb.net

GLEN BURNIE BANCORP RELEASES 2Q EARNINGS

GLEN BURNIE, MD (August 10, 2012) – Glen Burnie Bancorp (NASDAQ: GLBZ), parent company of The Bank of Glen Burnie, today announced results for the second quarter.

For the three month period ended June 30, 2012, Glen Burnie Bancorp realized net income of $656,000 or $0.24 basic earnings per share. The company reported net income of $758,000 or $0.28 basic earnings per share for the same three month period in 2011. Net interest income after provisions for credit losses was $3,098,000 for the three month period ended June 30, 2012. The company reported net interest income after provisions for credit losses of $3,396,000 for the same period in 2011.

Net income for the six months ended June 30, 2012 was $1,386,000 or $0.51 basic earnings per share as compared to $1,467,000 or $0.54 basic earnings per share for the same period in 2011. Net interest income after provisions for credit losses for the six months ended June 30, 2012 was $6,306,000 as compared to $6,518,000 for the same period in 2011.

Total assets stood at $378,939,000 as of June 30, 2012 compared to $357,841,000 as of June 30, 2011. Deposits were $321,798,000 on June 30, 2012 as compared to $306,735,000 on June 30, 2011.

On July 9, 2012, Glen Burnie Bancorp paid its 80th consecutive dividend to shareholders of record at the close of business on June 29, 2012. The company had 2,726,516 common shares outstanding with approximately 415 shareholders of record on June 14, 2012.

“Given the pressure on net interest margins in the current economy and the ongoing changes in the regulatory environment, our 2nd quarter earnings reflect our continued focus on asset quality, profitability and consistent dividends,.” said Michael G. Livingston, President and CEO.

Glen Burnie Bancorp, parent company to The Bank of Glen Burnie®, currently maintains consolidated assets totaling more than $378 million. Founded in 1949, The Bank of Glen Burnie® is a locally-owned community bank with eight branch offices serving Anne Arundel County. (www.thebankofglenburnie.com)

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Certain information contained in this news release, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, which could cause the company’s actual results in the future to differ materially from its historical results and those presently anticipated or projected. For a more complete discussion of these and other risk factors, please see the company’s reports filed with the Securities and Exchange Commission.